

April 17, 2012

Via Email

Richard W. Hudson
Chief Financial Officer and Secretary
Healthcare Services Group, Inc
3220 Tillman Drive, Suite 300
Bensalem, PA 19020

> **Re: Healthcare Services Group, Inc**
> **Form 10-K**
> **Filed February 23, 2012**
> **File No. 000-12015**

Dear Mr. Hudson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Critical Accounting Estimates

Accrued Insurance Claims, page 31

1. In future filings, please disclose a roll forward of your insurance claims for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of the disclosure you intend to include in future filings.

Liquidity and Capital Resources

Financing Activities, page 33

2. We note that dividends paid during the current year exceeded cash flows provided by operating activities. Please tell us the sources of cash used to fund dividend payments in excess of cash flows provided by operating activities. Additionally, please revise your liquidity discussion to include this information in future filings.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies, page 46

3. Please tell us how you have met the disclosure requirements of ASC Topic 310-10-50-2 and ASC Topic 310-10-50-6.

Note 5 – Allowance for Doubtful Accounts, page 56

4. Please provide us with a schedule of accounts and notes receivable by major category and revise your financial statements to include this information. Reference is made to ASC Topic 310-10-50-3.

5. Please tell us how you have met all of the disclosure requirements of ASU 2010-20 specifically disclosures related to the allowance for credit losses related to loans and disclosures related to impaired loans.

Note 12 – Segment Information, page 64

6. We note your disclosure that transactions recorded at the segment level use methods other than generally accepted accounting principles. Please explain to us the differences between accounting policies employed at the segment level and those used at the consolidated level in accordance with GAAP. Additionally please revise your disclosure in future filings to include this information. Reference is made to ASC Topic 280-10-50-29.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief